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                                                                      EXHIBIT 18

                                March 22, 1996

Mr. Lester Bullock, President
Europa Cruises Corporation
150 - 153rd Avenue East
Suite 200
Madeira Beach, FL 33708


Dear Mr. Bullock

        As stated in Note 1 to the consolidated financial statements of Europa Cruises Corporation for the year ended December 31, 1995, the Company changed its method of accounting for drydock costs from the accrual method to the deferral method and states that the newly adopted accounting principle is preferable in the circumstances because of the uncertainty in estimating future drydock costs. In connection with our audit of the above mentioned financial statements, we have evaluated the circumstances and the business judgement and planning which formulated your basis to make the change in accounting principle.

        It should be understood that criteria have not been established by the Financial Accounting Standards Board for selecting from among the alternative accounting principles that exist in this area. Further, the American Institute of Certified Public Accountants has not established the standards by which an auditor can evaluate the preferability of one accounting principle among a series of alternative. However, for purposed of the Company's compliance with the requirements of the Securities and Exchange Commission, we are furnishing this letter.

        Based on our audit, we concur in management's judgement that the newly adopted accounting principle described in Note 1 is preferable in the circumstances. In formulating this position, we are relying on management's business planning and judgement, which we do not find to be unreasonable.

                                                Very truly yours,

                                                /s/ BDO Seidman, LLP

                                                BDO Seidman, LLP